                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the month of August, 2001
                         Commission File Number 0-30040
                                                -------


                                  VOICEIQ INC.
                          ----------------------------
                 (Translation of Registrant's name into English)


               240 Riviera Drive, Markham, Ontario M9W 5S6 Canada
               --------------------------------------------------
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                 Form 20-F [X]                   Form 40-F [ ]


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes [ ]                          No [X]

         This Form 6-K consists of:

         News Release dated August 14, 2001

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     Voice IQ Inc.




                                                     By /s/ Larry Beard
                                                        --------------------
                                                     Chief Financial Officer




Date: August 15, 2001

For Immediate Release     VIQ:CDNX

           VOICEIQ SIGNS NEW RESELLER PARTNERSHIP AGREEMENT WITH DOAR

    - To Participate at the CTC7 - 7th National Court Technology Conference -

Markham, Ontario - August 14, 2001 - VoiceIQ Inc. (VIQ:CDNX) today announced that it has entered into a reseller partnership agreement with DOAR of New York, the nation's leading provider of technology-based services to courts, law firms, corporations and government agencies around the world. Under the terms of the agreement, DOAR will actively promote VoiceIQ's CourtFLOW product lines to its substantial customer base. DOAR has successfully provided technology to over 500 state and federal courtrooms including the Courtroom 21, Courtroom 23, the National Advocacy Center and the Harris County Criminal Justice Center.

The Company also announced that they will be participating in the 7th National Court Technology Conference in Baltimore Maryland. The CTC7, which will run from Tuesday August 14th to Thursday August 16th, occurs every two years and is the world's only technology conference and exhibition for courts and court technology leaders. More than 3,000 judges, court managers and technology specialists from around the world who are technology "decision makers" for their courts will gather for the latest information and demonstrations in court technology. VoiceIQ's CourtFLOW, its innovative digital court recording, playback and transcription solution that ensures reliable, instantly retrievable and searchable digital court records will be featured at booth 403. DOAR will also be participating at the CTC7 conference and will be located in booth 513.

"The CTC7 show is a landmark event for VoiceIQ and our marketing efforts around the CourtFLOW product line," said Dale Beeston, President of VoiceIQ. "This conference is the premier event to demonstrate our technology to the decision makers from courts across North America and throughout the world. Our newly secured partnership with DOAR brings added excitement for us at CTC7. DOAR is a world-class organization whose partnership endorsement represents a validation of our strategy and technology. We look forward to working very closely with them over the course of the conference and beyond. "

DOAR, is the nation's leading provider of advanced technology-based systems and services for the judicial court, litigation and alternative dispute resolution
(ADR) markets. Through its Justice Technologies division, DOAR has set the standard for providing integrated technology for automating evidence presentation and courtroom communications in federal and state courthouses. The Litigation / ADR Services division provides law firms, prosecutors, and corporate law departments with consulting in the use of such systems, document imaging and management, litigation graphics and animation, and Internet-controlled video distribution and remote collaboration solutions.

VOICEIQ PROVIDES VOICE CAPTURE, MANAGEMENT AND PROCESSING FUNCTIONS ON COMMON FRAMEWORK ARCHITECTURE WITH APPLICATION TOOLS THAT RUN ON VIRTUALLY ANY HARDWARE. VOICEIQ'S E-BUSINESS PLATFORM IS XML BASED, SCALEABLE AND ACCOMMODATES VOICE AUTHENTICATION, KEYWORD SPOTTING AND VOICE RECOGNITION IN AN INTERNET/INTRANET MULTIMEDIA ENVIRONMENT. THIS TECHNOLOGY TREATS VOICE AS DATA, USING ADVANCED ARTIFICIAL INTELLIGENCE FOR INFORMATION INTERACTIONS THROUGH DATA MINING AND NATURAL LANGUAGE UNDERSTANDING. VOICEIQ HAS PARTNERED WITH LEADING TRANSCRIPTION, CONSULTING-IT PROVIDERS- SYSTEMS INTEGRATORS AND SERVICES THE LEGISLATIVE, COURT AND HEALTHCARE SECTORS IN 7 COUNTRIES WITH ONGOING TESTING IN THE TELECOMMUNICATIONS AND GOVERNMENT SECTORS.

For more information contact:

Investor Relations               Media Relations:   Booth 403 at the CTC7 Court Conference
Alphus Inc.                      Jonathon Shore     Aug 14 - 16, Baltimore, MD
(416) 323-3888 or 877-699-9166   416-323-3888       Ms. Dale Beeston, VoiceIQ President
                                                    Cellular (416) 577-3211, Hotel (410) 385-6500

The Canadian Venture Exchange has neither approved nor disapproved the information herein.